UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Room 8888, Jiudingfeng Building, 888 Changbaishan Road,

Qingdao Area, China (Shandong) Pilot Free Trade Zone

People’s Republic of China

+86 0311-80910921

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 15, 2021, SOS Limited (the “Company”) entered into a letter agreement (“Letter Agreement”) with certain holders of Company’s warrants, pursuant to which the holders of Company’s warrants exercised all of the unexercised December Warrants and January Warrants (as defined below) to purchase up 14,925,000 of the Company’s American Depositary Shares (“ADSs”). The exercise price of the warrants issued by the Company to certain institutional investors on December 24, 2020 (the “December Warrants”) was $1.55 per ADS. The exercise price of the warrants issued by the Company to certain institutional investors on January 12, 2021 (the “January Warrants” and together with the December Warrants, the “Existing Warrants”) was $1.85 per ADS. Pursuant to the Letter Agreement, each holder will receive new warrants (the “New Warrants”) to purchase up to 23,880,000 ADSs in exchange of their exercise of all of the unexercised Existing Warrants with cash.

The gross proceeds to the Company from the exercise of the unexercised Existing Warrants are expected to be approximately $27.1 million, prior to deducting placement agent fees and estimated offering expenses.

The New Warrants will have substantially the same terms as Existing Warrants, except for the provisions customary for an unregistered warrant, including a restricted legend and (i) will have registration rights whereby the Company agrees to register the ADSs underlying the New Warrants within fifteen (15) days of closing, (ii) will be exercisable immediately upon issuance, (iii) will have a term of five (5) years from the date of issuance, and (iv) will have an exercise price $2.00 per ADS.

In connection with the transactions contemplated in the Letter Agreement, the Company entered into a letter agreement (the “Placement Agent Agreement”) with Maxim Group LLC (the “Placement Agent”). Pursuant to the terms of the Placement Agent Agreement, the Placement Agent is entitled to a cash fee equal to 7.0% of the gross proceeds raised in the transactions contemplated by the Letter Agreement. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $15,000.

The transaction contemplated by the Letter Agreement closed on January 20, 2021.

The issuance of New Warrants was made in reliance upon an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Copies of the form of the Letter Agreement, form of New Warrant, and the Placement Agent Agreement are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively. The foregoing summaries of the terms of the Letter Agreement, New Warrants, and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On January 15, 2021, the Company issued a press release announcing the transactions described above. A copy of the press release is attached hereto as Exhibit 99.4.

Exhibits

Exhibit No.	Description
99.1	Form of the Letter Agreement
99.2	Form of Warrant
99.3	Placement Agent Agreement dated January 15, 2021
99.4	Press Release dated January 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2021

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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